Mail Stop 4-6

April 26, 2005


Mr. Tom W. Ward
President and Chief Executive Officer
Exabyte Corporation
2108 55th Street
Boulder, Colorado 80301

Re:	Exabyte Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-18033

Dear Mr. Ward:

      We have reviewed the above mentioned filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures
1. We note your disclosure that your officers "concluded that [y]our disclosure controls and procedures are effective to ensure that information required to be disclosed by Exabyte in reports that [you] file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange
Commission rules and forms s of December 31, 2004." Tell us how your officers concluded with respect to whether your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see
Rule 13a-15(e) of the Exchange Act.
2. We note your qualifying statement with respect to the design and operation of your disclosure controls and procedures that "any system of controls...can provide only reasonable, and not absolute, assurance." Your analysis of the effectiveness of your disclosure controls and procedures, however, states that such controls are effective without regard to such qualification. In light of such qualification, please tell us whether your evaluation of the effectiveness of your disclosure controls and procedures is at a reasonable assurance level of certainty. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

Note 1 - Operations and Summary of Significant Accounting Polices

Revenue Recognition, p. F-12
3. For arrangements that provide your customers with a right of return and for which you record revenue at the time of shipment, tell us how you determined that you meet the requirements of paragraphs
6
and 8 of SFAS 48. Address, in reasonable detail, each of the identified criteria. As part of your response, provide a schedule of estimated and actual returns, by quarter, for each period presented.
4. We note that you offer your reseller channel customers inventory price protection, stock rotation rights and short-term marketing and consumer rebate programs. Supplementally explain the general terms of each of these programs. Tell us how you determined that you are able to reasonably and reliably estimate the amount of credits to be granted at the time of sale. Tell us what factors are considered in your analysis and provide a schedule of estimated allowance and actual incentives granted, by quarter, for each period presented.

*              *              *              *

      As appropriate, please respond to these comments via EDGAR within 10 business days of the date of this letter. You may request additional time to respond, as necessary. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide in writing a statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	You may contact Megan Akst, Staff Accountant, at (202) 942-
1793
or Kathleen Collins, the Branch Chief who supervised this review, at
(202) 942-2814 if you have questions regarding comments on the financial statements and related matters, or Daniel Lee at (202) 942-
1871 or me at (202) 942-1800 with any other questions.


							Very truly yours,


							Barbara C. Jacobs
							Assistant Director


cc:	Via Facsimile
	Mark Levy
	Holland & Hart LLP
	555 Seventeenth Street, Suite 3200
	Denver, Colorado 80202-3979
	Telephone: (303) 295-8000
	Facsimile:  (303) 295- 8261